Delphi Technologies PLC

Courteney Road

Hoath Way

Gillingham, Kent ME8 0RU

November 13, 2017

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: J. Nolan McWilliams

Re:	Delphi Technologies PLC (formerly known as Delphi Jersey Holdings plc)

Registration Statement on Form 10 (File No. 001-38110)

Dear Mr. McWilliams:

Pursuant to Rule 12d1-2 under the Securities Act of 1934, as amended, Delphi Technologies PLC (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form 10, File No. 001-38110 (the “Registration Statement”) be accelerated to 1:00 p.m., Eastern Time, on November 15, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Cathy A. Birkeland of Latham & Watkins LLP, the Company’s counsel, at (312) 876-7681.

[Signature page follows.]

Sincerely,

DELPHI TECHNOLOGIES PLC
By:	/s/ David M. Sherbin
Name:	David M. Sherbin
Title:	Director

cc:	Cathy A. Birkeland, Latham & Watkins LLP